April 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Alector, Inc.

Registration Statement on Form S-3

Filed March 12, 2026

File No. 333-294241

Acceleration Request

Requested Date: April 30, 2026

Requested Time: 4:05 p.m. Eastern Time, or as soon as thereafter practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alector, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-294241) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Coke at 650-565-3596.

Sincerely,

Alector, Inc.

/s/ Arnon Rosenthal
Arnon Rosenthal, Ph.D.
Chief Executive Officer

cc:	Danielle Pasqualone, Alector, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.